

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 4, 2014

Via E-mail
Jeffrey DeNunzio
President
NL One Corporation
780 Reservoir Avenue
Cranston, RI 02910

> **Re: NL One Corporation**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed October 15, 2014**
> **File No. 333-198528**

Dear Mr. DeNunzio:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to the comments, we may have additional comments.

Summary, page 2

1.   We note your disclosures on pages 2, 4, 10, 26 and F-3 indicating that you do not have any assets and that you lack committed funding to "get operations underway" or pay the $20,000 in audit fees and other offering costs. Based on these disclosures, it also appears that you presently do not have sufficient funds to pay audit and other fees necessary to meet your Exchange Act reporting obligations for the next twelve months. As applicable, please revise page 2 of the Summary to highlight this present lack of funding and disclose the amount of funds that would be necessary to pay these offering expenses and maintain reporting obligations.

2.   We note your response to prior comment 5. However, your revised disclosure on page 11 in response to prior comment 17 and your response to prior comment 7 indicate that the business plan calls for the company to acquire patents and apply unspecified "technology" to "fields that you have not yet identified." In addition, we note your

disclosure on page 2 indicating that presently you are not conducting business operations. Accordingly, please tell us whether you are a "blank check company" within the meaning of Rule 419.

3.   We note that you are not receiving any of the proceeds of this offering. Therefore, please revise your disclosure on page 2 to explain why you would not begin actual research and development efforts until this offering has concluded.

Our Company, page 2

4.   We note your revisions on page 2 in response to prior comment 6. With respect to the 314 million share issuance, please revise to disclose the size of this offering as a percentage of the total shares outstanding at the time of the issuance.

5.   We note the disclosure added to page 5 in response to prior comment 13. Please revise page 1 of the Summary to disclose the costs necessary to develop a final product.

Risk Factors, page 6

6.   Please add a risk factor to disclose and highlight your response to prior comment 22.

Selling Shareholders, page 18

7.   Based on your response to prior comment 19, it does not appear that the 119,118,000 shares that you seek to register on behalf of Thomas DeNunzio are eligible to be made pursuant to Rule 415(a)(1)(i). Accordingly, please revise to identify Thomas DeNunzio as an underwriter, disclose a fixed price at which the securities will be sold throughout the duration of the offering and include all Regulation S-K, Item 508 disclosures. Alternatively, please substantially reduce the number of shared registered on Mr. DeNunzio's behalf.

Procedures for Subscribing, page 20

8.   We note your responses to prior comments 20 and 21; however, your disclosure on page 20 continues to refer to a subscription agreement and your disclosure on page 2 refers to the offering as "our offering." Accordingly, please revise to clarify the company's role in the offering and file the referenced subscription agreement.

Patents and Trademarks, page 22

9.   We note your revised disclosure in response to prior comment 24. Based on the disclosed May 20, 2014 filing date, it appears that Mr. Befumo filed the provision patent applications after Thomas DeNunzio acquired a controlling interest in the company. Accordingly, please explain to us how the filing of these applications would "make the Company more appealing for sale" to Mr. DeNunzio. With a view to possible disclosure,

please also tell us who directed Mr. Befumo to undertake his recent work on the provisional patent applications, when he was commissioned to perform that work and what compensation he received.

10.   Please provide us with copies of the provisional patent applications.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Joseph McCann at (202) 551-6262 or Daniel Morris, Special Counsel, at (202) 551-3314 with any questions.

Sincerely,

/s/ Daniel Morris for

Amanda Ravitz
Assistant Director

cc (via email): Adam S. Tracy, Esq.